

LOEWEN, ONDAATJE, McCUTCHEON USA, LLC

(DOING BUSINESS AS BLV SECURITIES)



Statement of Financial Condition
For the Year Ended March 31, 2024
(With the Report of Independent Registered Public Accounting Firm Thereon)

PUBLIC COPY



MARCH 31, 2024

175 STRAFFORD AVENUE – SUITE ONE

WAYNE, PA 19087



Table of Contents

For the Year Ended March 31, 2024

CONTENTS

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-46604

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING **04/01/23** AND ENDING **03/31/24**
MM/DD/YY — MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **Loewen, Ondaatje, McCutcheon USA, LLC (dba BLV Securities)**

TYPE OF REGISTRANT (check all applicable boxes):
☑ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

175 Strafford Avenue - Suite One
(No. and Street)

Wayne (City)   **PA** (State)   **19087** (Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Frank Mitchell (Name)   **610-687-7620** (Area Code – Telephone Number)   **frank.mitchell@blvsecurities.com** (Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Reid CPAs, LLP
(Name – if individual, state last, first, and middle name)

7600 Jericho Turnpike - Suite 400 (Address)   **Woodbury** (City)   **NY** (State)   **11797** (Zip Code)

07/01/2013
(Date of Registration with PCAOB)(if applicable)   **5861** (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

---

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, FRANCIS G. MITCHELL, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of LOEWEN, ONDAATJE, McCUTCHEON USA, LLC (dba BLV SECURITIES), as of 3/31, 2024, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: Francis G. Mitchell

Title: CEO

Linda J. Dearing

Notary Public Expiration 4/13/2025

LINDA J. DEARING NOTARY PUBLIC WORCESTER CO., MARYLAND

This filing contains (check all applicable boxes):**

- ☐ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☐ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*



Statement of Financial Condition
For the Year ended March 31, 2024

Assets

Cash	$	11,196
Prepaid expenses and other assets		76
Total Assets	$	11,272

Liabilities and members' capital

Liabilities:		
Accounts payable	$	2,500
PPP loan		15,634
Total Liabilities		18,134
Members' capital:		
Members' capital (deficit)		(6,862)

Total liabilities and members' equity

	$	11,272

The accompanying notes are an integral part of these financial statements.



Notes to Financial Statements
For the Year ended March 31, 2024

Note 1. Nature of the Organization:
Loewen, Ondaatje, McCutcheon USA, LLC (doing business as BLV Securities), (the "Company"), is a Limited Liability Company that was formed on July 20, 2017 pursuant to Chapter 605 of the Florida Revised Limited Liability Company Act for the purpose of, among other things, from and after October 1, 2017, serving as the "Successor" to the Canadian corporation, Loewen, Ondaatje, McCutcheon USA Limited (the "Predecessor") that had, since its formation in 1993, operated in the capacity of a U.S. broker dealer registered with the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority ("FINRA").

Pursuant to its FINRA membership agreement, the Company does not hold customer funds or securities and clears all customer securities transactions on a fully disclosed basis through its clearing broker, and consequently operates under the exemptive provisions of S.E.C Rule 15c3-3(k)(2)(ii).

Note 2. Ownership:
On April 1, 2023, the Company was 76% owned by FGM Capital, LLC (a Delaware Limited Liability Corporation) and 24% owned by Mr. Steven Rogovich (a passive investor). Effective at the close of business on June 30, 2023, FGM Capital sold 24% ownership interest to Mr. Terrance Colter and 10% ownership interest to Belite Capital, LLC (both passive investors), thereby reducing the ownership interest of FGM Capital, LLC to 42%.

On October 4, 2023 FGM Capital, LLC entered into agreements to sell the entirety of its 42% ownership interest in the Company to two existing member partners (with each agreeing to purchase an additional 21% ownership interest in the Company), whereby each of the individual purchasers (Messrs. Rogovich and Colter) would increase their passive ownership interest in the Company to 45%, and whereby pursuant to the terms of the agreement, FGM Capital, LLC will be retained on a contract basis to manage the Company for a minimum of one year from the closing date of the purchases.

This purchase agreement is subject to approval by FINRA, where the Company has made an application for such approval which was granted on June 20, 2024 and will close on or about August 1, 2024.

Note 3. Significant Accounting Policies:
These financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America. The significant accounting policies are as follows:

    a)   Basis of Accounting
The accompanying financial statements are presented using the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). References to the "ASC" hereafter refer to the Accounting Standards Codification established by the Financial Accounting Standards Board ("FASB") as the source of the authoritative U.S. GAAP.



Notes to Financial Statements
For the Year ended March 31, 2024
Note 3. Significant accounting policies (continued)

b) Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

c) Allowance for doubtful accounts.

The Company considers accounts receivable to be fully collectible; accordingly, no allowance for uncollectible accounts is provided. If amounts become uncollectible, they are charged to operations when that determination is made. There were no uncollectible accounts for the year ended March 31, 2024.

d) Cash, cash equivalents, and restricted cash equivalents.

The Company considers deposits in banks and term deposits with original maturities of three months or less as cash and cash equivalents. On March 31, 2024 the Company had no cash equivalents or restricted cash.

e) Securities transactions and balances

Customers' securities transactions are recorded on a settlement date basis, with related commission income and expense recorded on a trade date basis. Interest income is recorded on an accrual basis.

f) Performance fees

Performance fees are generated where the Company serves as a sales and distribution agent for the private placements of securities on behalf of the issuer or as a member of a selling group. Such fees are recognized upon closing such sales and distributions with investors.

g) Other contracted services fees

From time to time the Company may provide other services for the convenience of its customers. In these cases, the Company performs a simple act under contract for which it receives an agreed upon service(s) fee and/or time and materials fee. The performance obligation is partially or fully satisfied on the date(s) the service(s) is/are delivered because there are no remaining tasks which are to be performed related to the service or the allocated time and materials portion thereof that is delivered.

h) Concentration of credit risk

The Company maintains cash accounts, which at times may exceed the federally insured limit of $250,000. The Company has not experienced any losses from maintaining cash accounts in excess of federally insured limits and management believes that it is not exposed to any significant credit risks in its cash accounts.



Notes to Financial Statements
For the year ended March 31, 2024
Note 3. Significant accounting policies (continued)

        i)   Income taxes

The Company has elected to be treated as a partnership for federal and state income tax purposes. Under those provisions, the Company does not pay federal or state income taxes. Instead, the members are liable for individual federal and state income taxes on their share of the Company's taxable income.

        j)   PPP Loan

On May 4, 2020, the Company received a Payroll Protection Program (PPP) loan from the US Treasury Department – Small Business Administration ("SBA") for $44,900. The Company is carrying a remaining balance in the amount of $15,634, after all prior payments and cancellations, which matures on May 3, 2025, where the Company anticipates receiving forgiveness for the remaining balance in August 2024 upon submission of a final application for forgiveness.

Note 4. Regulatory net capital requirement:

In the United States of America, as a registered broker-dealer, the Company is subject to the Uniform Net Capital Rule of the SEC ("Rule 15c3-1"), which requires the maintenance of minimum net capital. The Company is required to maintain minimum net capital of $5,000 or 6 2/3rds percent of aggregate indebtedness. On March 31, 2024 the Company had net capital of $8,696 or $3,696 above the required minimum net capital as of that date and the Company's net capital ratio was 28.75%.

Note 5. Going Concern Assessment:

While the accompanying financial statements have been prepared assuming the Company will continue as a going concern, Accounting Standards Update 2014-15 requires that management evaluate conditions or events that might raise substantial doubt about the Company's ability to continue as a going concern. Management has evaluated the Company's conditions and has determined that unless the Company generates enough revenue or continues to be funded by its member partners, there is substantial doubt about the Company's ability to continue as a going concern. The accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty; however, the member partners have pledged to provide any sufficient capital support over the next year to enable the Company to continue as a going concern and maintain net capital in excess of regulatory required minimums.

Note 6. Subsequent events:

Management has evaluated events subsequent to the balance sheet date for items requiring recording or disclosure in the financial statements. The evaluation was performed through August 1, 2024 which is the date the financial statements were available to be issued. On June 20, 2024, FINRA granted approval for the ownership change referenced in Note 2. and the related purchase and sale transactions are expected to close on or about August 1, 2024.



Computation of Net Capital
March 31, 2024

Schedule I – Computation of net capital and aggregate indebtedness under Rule 15c3-1 of the Securities and Exchange Commission March 31, 2024

Total Members' capital from statement of financial condition

Credit factors:
Members' equity (deficit)	(6,862)
PPP loan	15,634

Total members' equity and liabilities 8,772

Debit factors:
Non-allowable assets 76

Net capital 8,696

Less minimum net capital requirements
Greater of 6-2/3rds% of aggregate indebtedness or $5,000 5,000

Excess net capital $ 3,696

Capital ratio (maximum allowance 1500%)
(*) Aggregate indebtedness	2,500
Divided by net capital	8,696 = 28.75%

Aggregate indebtedness $ 2,500

*There are no material differences between the computation of net capital presented above and the computation of net capital reported in the Company's unaudited Form X-17A-5 Part IIA filing of March 31 , 2024.



Computation for Determination of Reserve Requirements
March 31, 2024

Schedule II - Computation for Determination of Reserve Requirements under Rule 15c3-3 of the Securities and Exchange Commission (Expressed in U.S. dollars) March 31, 2024.

The company claims exemption from the requirements of Rule 15c3-3, under Section (k)(2)(ii) of the Rule.



Reid CPAs, LLP

7600 Jericho Turnpike, Suite 400
Woodbury, NY 11797
P: 516-802-0100 • F: 516-364-9600

462 Seventh Ave, 16th Fl
New York, NY 10018
P: 212-279-8430 • F: 212-279-8462

ReidAdvisorsLLC.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of
BLV Securities

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of BLV Securities as of March 31, 2024, and the related notes (collectively referred to as the "financial statement"). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of BLV Securities as of March 31, 2024 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of BLV Securities's management. Our responsibility is to express an opinion on BLV Securities's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to BLV Securities in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

We have served as BLV Securities's auditor since 2024.

Reid CPAs, LLP

Woodbury, NY
August 1, 2024